Results of Shareholder Vote
September 12, 2002

1. Approval of an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Global Equity Fund to Putnam Global Growth Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam
Global Growth Fund and the assumption by Putnam Global
Equity Fund of all the liabilities of Putnam Global Equity
Fund, and the distribution of such shares to the shareholders of Putnam Global Equity Fund in complete liquidation of Putnam Global Equity Fund.

Affirmative	42,206,813
Against		  1,443,706
Abstain		  1,993,044

Total		45,643,563